

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Bradley Kohn
General Counsel
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703

Re: Cree, Inc.
Form 10-Q Filed October 29, 2020
Exhibit 2.1
File No. 000-21154

Dear Mr. Kohn,

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance